Thomson Reuters Second Quarter Report 2026

Unaudited Consolidated Financial Statements EXHIBIT 99.2

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three Months Ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	Notes	2026	2025	2026	2025
CONTINUING OPERATIONS
Revenues	2	1,954	1,785	4,041	3,685
Operating expenses	5	(1,211)	(1,124)	(2,414)	(2,232)
Depreciation		(27)	(28)	(55)	(55)
Amortization of software		(201)	(178)	(394)	(352)
Amortization of other identifiable intangible assets		(25)	(24)	(49)	(49)
Other operating gains, net	6	68	5	68	2
Operating profit		558	436	1,197	999
Finance costs, net:
Net interest expense	7	(47)	(35)	(86)	(65)
Other finance income (costs)	7	8	(48)	17	(58)
Income before tax and equity method investments		519	353	1,128	876
Share of post-tax losses in equity method investments		(4)	(4)	(11)	(10)
Tax expense	8	(71)	(52)	(196)	(144)
Earnings from continuing operations		444	297	921	722
Earnings (loss) from discontinued operations, net of tax		4	16	(14)	25
Net earnings		448	313	907	747
Earnings attributable to common shareholders		448	313	907	747

Earnings per share:	9
Basic and diluted earnings (loss) per share:
From continuing operations		$1.01	$0.66	$2.08	$1.60
From discontinued operations		0.01	0.03	(0.03)	0.05
Basic and diluted earnings per share		$1.02	$0.69	$2.05	$1.65

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Second Quarter Report 2026

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	Notes	2026	2025	2026	2025
Net earnings		448	313	907	747

Other comprehensive (loss) income:
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to net earnings	7	-	(27)	-	(24)
Cash flow hedges adjustments to equity		-	25	-	20
Related tax benefit on cash flow hedges adjustments to equity		-	-	-	1
Foreign currency translation adjustments to equity		(4)	200	(56)	302
Reclassification of foreign currency translation adjustments on disposal of equity method investment		3	-	3	-
		(1)	198	(53)	299
Items that will not be reclassified to net earnings:
Fair value adjustments on financial assets	10	(2)	3	10	(3)
Related tax benefit on fair value adjustments on financial assets		1	-	-	1
Remeasurement on defined benefit pension plans		73	30	82	38
Related tax expense on remeasurement on defined benefit pension plans		(18)	(7)	(20)	(9)
		54	26	72	27
Other comprehensive income		53	224	19	326
Total comprehensive income		501	537	926	1,073

Comprehensive income (loss) for the period attributable to:
Common shareholders:
Continuing operations		497	521	940	1,048
Discontinued operations		4	16	(14)	25
Total comprehensive income		501	537	926	1,073

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Second Quarter Report 2026

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		June 30,	December 31,
(millions of U.S. dollars)	Notes	2026	2025
ASSETS
Cash and cash equivalents	10	577	511
Trade and other receivables		1,127	1,143
Other financial assets	10	116	94
Prepaid expenses and other current assets		449	480
Current assets		2,269	2,228
Property and equipment, net		342	361
Software, net		1,711	1,645
Other identifiable intangible assets, net		3,058	3,102
Goodwill		8,094	7,913
Equity method investments		168	202
Other financial assets	10	469	466
Other non-current assets	11	705	680
Deferred tax		1,263	1,343
Total assets		18,079	17,940

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	10	1,618	795
Payables, accruals and provisions	12	1,014	1,090
Current tax liabilities		240	224
Deferred revenue		1,256	1,251
Other financial liabilities	10	318	108
Current liabilities		4,446	3,468
Long-term indebtedness	10	1,323	1,328
Provisions and other non-current liabilities	13	597	656
Other financial liabilities	10	206	210
Deferred tax		382	364
Total liabilities		6,954	6,026
Equity
Capital	14	3,031	3,597
Retained earnings		9,047	9,220
Accumulated other comprehensive loss		(953)	(903)
Total equity		11,125	11,914
Total liabilities and equity		18,079	17,940
Contingencies (note 17)

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Second Quarter Report 2026

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	Notes	2026	2025	2026	2025
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		444	297	921	722
Adjustments for:
Depreciation		27	28	55	55
Amortization of software		201	178	394	352
Amortization of other identifiable intangible assets		25	24	49	49
Share of post-tax losses in equity method investments		4	4	11	10
Deferred tax		12	(1)	48	18
Other	15	1	105	47	169
Changes in working capital and other items	15	207	107	(98)	(186)
Operating cash flows from continuing operations		921	742	1,427	1,189
Operating cash flows from discontinued operations		(1)	4	(2)	2
Net cash provided by operating activities		920	746	1,425	1,191
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	16	(36)	(24)	(248)	(630)
Proceeds related to disposals of businesses and investments, net of taxes		7	5	8	5
Capital expenditures		(177)	(163)	(333)	(314)
Other investing activities		-	-	-	1
Net cash used in investing activities		(206)	(182)	(573)	(938)
FINANCING ACTIVITIES
Repayments of debt	10	(500)	(999)	(500)	(999)
Net borrowings under short-term loan facilities	10	983	-	1,305	-
Payments of lease principal		(15)	(16)	(31)	(33)
Payments for return of capital on common shares	14	(605)	-	(605)	-
Repurchases of common shares	14	(100)	-	(362)	-
Dividends paid on preference shares		(1)	(1)	(2)	(2)
Dividends paid on common shares	14	(275)	(260)	(555)	(519)
Other financing activities		(24)	1	(35)	(10)
Net cash used in financing activities		(537)	(1,275)	(785)	(1,563)
Translation adjustments		-	4	(1)	6
Increase (decrease) in cash and cash equivalents		177	(707)	66	(1,304)
Cash and cash equivalents at beginning of period		400	1,371	511	1,968
Cash and cash equivalents at end of period		577	664	577	664
Supplemental cash flow information is provided in note 15.
Interest paid, net of debt related hedges	7	(55)	(54)	(74)	(72)
Interest received	7	7	13	12	32
Income taxes paid	15	(35)	(42)	(152)	(150)

Interest received and interest paid are reflected as operating cash flows.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Second Quarter Report 2026

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Total equity
Balance, December 31, 2025	2,189	1,408	3,597	9,220	38	(941)	(903)	11,914
Net earnings	-	-	-	907	-	-	-	907
Other comprehensive income (loss)	-	-	-	62	10	(53)	(43)	19
Total comprehensive income (loss)	-	-	-	969	10	(53)	(43)	926
Return of capital on common shares (see note 14)	(607)	-	(607)	-	-	-	-	(607)
Transfer of gain on disposal of equity investments to retained earnings	-	-	-	7	(7)	-	(7)	-
Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)
Dividends declared on common shares	-	-	-	(576)	-	-	-	(576)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	21	-	21	-	-	-	-	21
Repurchases of common shares (see note 14)	(27)	-	(27)	(346)	-	-	-	(373)
Pre-defined share repurchase plan (see note 14)	(13)	-	(13)	(225)	-	-	-	(238)
Stock compensation plans	52	8	60	-	-	-	-	60
Balance, June 30, 2026	1,615	1,416	3,031	9,047	41	(994)	(953)	11,125

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	AOCL	Total equity
Balance, December 31, 2024	2,067	1,431	3,498	9,699	19	(1,210)	(1,191)	12,006
Net earnings	-	-	-	747	-	-	-	747
Other comprehensive income (loss)	-	-	-	29	(5)	302	297	326
Total comprehensive income (loss)	-	-	-	776	(5)	302	297	1,073
Transfer of gain on disposal of equity investments to retained earnings	-	-	-	1	(1)	-	(1)	-
Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)
Dividends declared on common shares	-	-	-	(536)	-	-	-	(536)
Shares issued under DRIP	17	-	17	-	-	-	-	17
Stock compensation plans	94	(31)	63	(5)	-	-	-	58
Balance, June 30, 2025	2,178	1,400	3,578	9,933	13	(908)	(895)	12,616

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Second Quarter Report 2026

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange ("TSX") and on the U.S. stock exchange, The Nasdaq Stock Market LLC (“Nasdaq”), under the ticker symbol “TRI”, and its Series II preference shares are listed on the TSX.

Unless otherwise indicated or the context otherwise requires, references in these consolidated financial statements to the “Company” and “Thomson Reuters” are to Thomson Reuters Corporation and its subsidiaries.

The Company serves professionals across legal, tax, audit, accounting, compliance, government, and media. The Company's products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news.

These unaudited interim consolidated financial statements (“interim financial statements”) were approved by the Audit Committee of the Board of Directors of the Company on August 4, 2026.

Basis of preparation

The interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2025, except as described below. The interim financial statements comply with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 2 of the consolidated financial statements for the year ended December 31, 2025.

The Company continues to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth, and an evolving interest rate and inflationary backdrop, among other factors. While the Company is closely monitoring these conditions to assess potential impacts on its businesses, some of management’s estimates and judgments may be more variable and may change materially in the future due to the significant uncertainty created by these circumstances.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2025, which are included in the Company’s 2025 annual report.

Changes in accounting policies

In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures. The amendments introduce:

•
An election permitting derecognition of financial liabilities that are settled through an electronic payment system before the actual settlement date, if certain conditions are met; and
•
Expanded annual disclosures for (a) investments in equity instruments and (b) financial liabilities that have features unrelated to basic lending risks, such as achieving sustainability targets, that could affect the cash flows of those liabilities.

The amendments were effective for reporting periods beginning January 1, 2026 and did not have a material impact on the Company’s financial statements.

Thomson Reuters Second Quarter Report 2026

Recent accounting pronouncements

IFRS 18, Presentation and Disclosure in Financial Statements and associated amendments to IAS 7, Statement of Cash Flows

In April 2024, the IASB issued IFRS 18 and amendments to IAS 7. IFRS 18 will replace IAS 1, Presentation of Financial Statements. IFRS 18 and related interpretations, together with the amendments to IAS 7, are effective for reporting periods beginning January 1, 2027, with retrospective application. Both IFRS 18 and the amendments to IAS 7 are presentation and disclosure related and do not impact the measurement of the Company’s results of operations, financial condition or cash flows.

IFRS 18 will change the presentation of the Company’s financial statements and add new disclosure requirements. Specifically, the new standard requires:

•
The consolidated income statement to be structured according to operating, investing, financing, income taxes and discontinued operations categories. IFRS 18 also requires subtotals for “Operating Profit” and “Profit Before Financing and Income Taxes”;
•
Management-defined performance measurements (“MPMs”), which represent certain of the Company’s non-IFRS measures, need to be identified, defined, and have an explanation of why each one is useful. Each MPM must be reconciled to the most directly comparable IFRS subtotal. All disclosures related to MPMs must be disclosed in a single note within the consolidated financial statements; and
•
The application of enhanced guidance related to the grouping of financial information associated with amounts presented within the financial statements, otherwise known as aggregation or disaggregation.

The Company is in the process of assessing its consolidated income statement and other financial statements according to the IFRS 18 and IAS 7 amendments guidance set forth in the standards. Additionally, the Company is evaluating its non-IFRS measures to identify those that meet the definition of a MPM.

Other pronouncements issued by the IASB and International Financial Reporting Interpretations Committee (“IFRIC”) are not applicable or consequential to the Company.

Revisions to segment results

In the first quarter of 2026, the Company changed its segment reporting to reflect how it currently manages its segments. The change reflects the transfer of certain customers and their related revenues and expenses among the Company's Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segments. These changes impact the financial results of the Company's segments, but do not change its consolidated financial results. The following summarizes the changes to the applicable segment's reported amounts.

Three months ended June 30, 2025

•
Legal Professionals revenues decreased $5 million to $704 million and adjusted EBITDA was unchanged at $339 million;
•
Corporates revenues increased $8 million to $480 million and adjusted EBITDA increased $3 million to $172 million; and
•
Tax, Audit & Accounting Professionals revenues decreased $3 million to $274 million and adjusted EBITDA decreased $3 million to $110 million.

Six months ended June 30, 2025

•
Legal Professionals revenues decreased $10 million to $1,392 million and adjusted EBITDA was unchanged at $675 million;
•
Corporates revenues increased $15 million to $1,028 million and adjusted EBITDA increased $5 million to $387 million; and
•
Tax, Audit & Accounting Professionals revenues decreased $5 million to $632 million and adjusted EBITDA decreased $5 million to $318 million.

Thomson Reuters Second Quarter Report 2026

Note 2: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconcile them to reportable segments (see note 3).

Revenues by type (millions of U.S. dollars)	Legal Professionals		Corporates		Tax, Audit & Accounting Professionals		Reuters		Global Print		Eliminations / Rounding		Total
Three months ended June 30,(1)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Recurring	748	684	462	421	209	187	188	176	-	-	(6)	(5)	1,601	1,463
Transactions	24	20	75	59	102	87	41	42	-	-	-	-	242	208
Global Print	-	-	-	-	-	-	-	-	111	114	-	-	111	114
Total	772	704	537	480	311	274	229	218	111	114	(6)	(5)	1,954	1,785

Revenues by type (millions of U.S. dollars)	Legal Professionals		Corporates		Tax, Audit & Accounting Professionals		Reuters		Global Print		Eliminations / Rounding		Total
Six months ended June 30,(1)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Recurring	1,487	1,354	911	828	438	392	374	351	-	-	(14)	(11)	3,196	2,914
Transactions	41	38	234	200	283	240	67	63	-	-	(3)	-	622	541
Global Print	-	-	-	-	-	-	-	-	223	230	-	-	223	230
Total	1,528	1,392	1,145	1,028	721	632	441	414	223	230	(17)	(11)	4,041	3,685

Revenues by geography(2) (millions of U.S. dollars)	Legal Professionals		Corporates		Tax, Audit & Accounting Professionals		Reuters		Global Print		Eliminations / Rounding		Total
Three months ended June 30,(1)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
U.S.	603	549	390	362	227	204	64	61	87	90	(6)	(5)	1,365	1,261
Canada	29	27	11	9	11	10	2	1	7	8	-	-	60	55
Other	9	8	32	23	58	44	3	3	3	3	-	-	105	81
Americas	641	584	433	394	296	258	69	65	97	101	(6)	(5)	1,530	1,397
U.K.	82	74	43	38	8	9	115	107	8	8	-	-	256	236
Other	14	13	45	35	2	1	32	34	1	1	-	-	94	84
EMEA	96	87	88	73	10	10	147	141	9	9	-	-	350	320
Asia Pacific	35	33	16	13	5	6	13	12	5	4	-	-	74	68
Total	772	704	537	480	311	274	229	218	111	114	(6)	(5)	1,954	1,785

Revenues by geography(2) (millions of U.S. dollars)	Legal Professionals		Corporates		Tax, Audit & Accounting Professionals		Reuters		Global Print		Eliminations / Rounding		Total
Six months ended June 30,(1)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
U.S.	1,194	1,092	837	780	558	499	116	102	175	182	(17)	(11)	2,863	2,644
Canada	58	52	22	18	22	20	3	2	14	15	-	-	119	107
Other	18	16	61	46	111	85	5	5	5	6	-	-	200	158
Americas	1,270	1,160	920	844	691	604	124	109	194	203	(17)	(11)	3,182	2,909
U.K.	164	146	88	76	15	15	228	217	16	16	-	-	511	470
Other	27	24	98	76	4	3	63	63	3	2	-	-	195	168
EMEA	191	170	186	152	19	18	291	280	19	18	-	-	706	638
Asia Pacific	67	62	39	32	11	10	26	25	10	9	-	-	153	138
Total	1,528	1,392	1,145	1,028	721	632	441	414	223	230	(17)	(11)	4,041	3,685

(1)
The Company revised its Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segment results for the three and six months ended June 30, 2025. See note 1.
(2)
Revenues by geography are based on the location of the customer. Revenues from the Reuters agreement with the Data & Analytics business of London Stock Exchange Group (“LSEG”), the Company’s largest customer, are included entirely in the U.K. Canada represents the Company's country of domicile. Americas represents North America, Latin America and South America and EMEA represents Europe, Middle East and Africa.

Thomson Reuters Second Quarter Report 2026

Note 3: Segment Information

The Company is organized as five reportable segments, reflecting how its products and services are managed and offered to target customers as described below.

Legal Professionals

Serves law firms and governments with research and workflow products powered by AI-enabled technology focusing on intuitive legal research and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporations, ranging from small businesses to multinational organizations, including the seven largest global accounting firms, with the Company’s full suite of content-driven products, powered by AI-enabled technology and integrated compliance workflow solutions to help them achieve their business outcomes.

Tax, Audit & Accounting Professionals

Serves tax, audit and accounting firms (other than the seven largest, which are served by the Corporates segment) with research and workflow products powered by AI-enabled technology.

Reuters

Supplies business, financial and global news and data to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial firms exclusively via LSEG products.

Global Print

Provides legal and tax information primarily in print format to customers around the world and provides commercial printing services to a wide range of book publishers. See note 19.

Thomson Reuters Second Quarter Report 2026

Information by segment and reconciliations to the consolidated income statement are set forth below:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2026	2025(1)	2026	2025(1)
Revenues
Legal Professionals	772	704	1,528	1,392
Corporates	537	480	1,145	1,028
Tax, Audit & Accounting Professionals	311	274	721	632
Reuters	229	218	441	414
Global Print	111	114	223	230
Eliminations/Rounding	(6)	(5)	(17)	(11)
Revenues	1,954	1,785	4,041	3,685

Adjusted EBITDA
Legal Professionals	371	339	736	675
Corporates	200	172	443	387
Tax, Audit & Accounting Professionals	120	110	341	318
Reuters	48	45	82	84
Global Print	42	41	85	85
Total reportable segments adjusted EBITDA	781	707	1,687	1,549
Corporate costs	(36)	(29)	(61)	(62)
Fair value adjustments(2)	(2)	(17)	1	(34)
Depreciation	(27)	(28)	(55)	(55)
Amortization of software	(201)	(178)	(394)	(352)
Amortization of other identifiable intangible assets	(25)	(24)	(49)	(49)
Other operating gains, net	68	5	68	2
Operating profit	558	436	1,197	999
Net interest expense	(47)	(35)	(86)	(65)
Other finance income (costs)	8	(48)	17	(58)
Share of post-tax losses in equity method investments	(4)	(4)	(11)	(10)
Tax expense	(71)	(52)	(196)	(144)
Earnings from continuing operations	444	297	921	722

(1)
The Company revised its Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segment results for the three and six months ended June 30, 2025. See note 1.
(2)
Includes acquired deferred revenue of nil (2025 - $10 million) and nil (2025 - $20 million) in the three and six months ended June 30, 2026, respectively.

Reuters revenues included $6 million (2025 - $5 million) and $17 million (2025 - $11 million) in the three and six months ended June 30, 2026, respectively, primarily from content-related services that it provided to the Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segments.

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. The profitability measure is defined below and may not be comparable to similar measures of other companies.

Segment Adjusted EBITDA

•
Segment adjusted EBITDA represents earnings or loss from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains or losses, certain asset impairment charges, corporate related items and fair value adjustments, including those related to acquired deferred revenue (see note 16).
•
The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.

Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology-related services, commercial operations, marketing costs, and product and content development. Additionally, product costs are allocated when one segment sells products managed by another segment. Corporate costs, which includes expenses for centrally managed functions such as finance, legal, human resources and the executive office, are not allocated to the segments.

Thomson Reuters Second Quarter Report 2026

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over the contract term and its costs are generally incurred evenly throughout the year. However, at the segment level, revenues on a consecutive quarter basis can be impacted by seasonality, most notably in the Company’s Tax, Audit & Accounting Professionals business, where revenues tend to be concentrated in the first and fourth quarters.

Note 5: Operating Expenses

The components of operating expenses include the following:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Salaries, commissions and allowances	631	593	1,254	1,166
Share-based payments	37	29	70	57
Post-employment benefits	34	36	71	68
Total staff costs	702	658	1,395	1,291
Goods and services(1)	416	370	827	740
Content	71	68	153	146
Telecommunications	11	12	22	23
Facilities	9	9	18	18
Fair value adjustments(2)	2	7	(1)	14
Total operating expenses	1,211	1,124	2,414	2,232

(1)
Goods and services include technology-related expenses, professional fees, consulting, contractors, marketing and other general and administrative costs.
(2)
Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Note 6: Other Operating Gains, Net

Other operating gains, net were $68 million in the three and six months ended June 30, 2026, respectively, primarily related to acquisitions and investments.

Other operating gains, net were $5 million and $2 million in the three and six months ended June 30, 2025, respectively.

Note 7: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income). The components of net interest expense are as follows:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Interest expense:
Debt	37	28	65	58
Other, net	8	8	15	14
Fair value (gains) losses on financial instruments
Debt	(6)	-	(7)	-
Fair value hedges	6	-	7	-
Cash flow hedges, transfer from equity	-	(28)	-	(27)
Net foreign exchange losses on debt	-	28	-	27
Net interest expense - debt and other	45	36	80	72
Net interest expense - leases	4	4	7	7
Net interest expense - pension and other post-employment benefit plans	5	6	11	13
Interest income	(7)	(11)	(12)	(27)
Net interest expense	47	35	86	65

Thomson Reuters Second Quarter Report 2026

The components of other finance (income) costs are as follows:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Net (gains) losses due to changes in foreign currency exchange rates	(6)	50	(14)	56
Other	(2)	(2)	(3)	2
Other finance (income) costs	(8)	48	(17)	58

Net (gains) losses due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Other includes the ineffective portion of cash flow and fair value hedges and certain other financing costs.

Note 8: Taxation

Tax expense was $71 million (2025 - $52 million) and $196 million (2025 - $144 million) in the three and six months ended June 30, 2026, respectively.

Tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Tax expense or benefit in interim periods is not necessarily indicative of the tax benefit or expense for the full year because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year.

In January 2024, the Company began recording tax expense associated with the “Pillar Two model rules” as published by the Organization for Economic Cooperation and Development and enacted by key jurisdictions in which the Company operates. These rules are designed to ensure large multinational enterprises within the scope of the rules pay a minimum level of tax in each jurisdiction where they operate. In general, the “Pillar Two model rules” apply a system of top-up taxes to bring the enterprise’s effective tax rate in each jurisdiction to a minimum of 15%. The Company has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. The application of the "Pillar Two model rules" did not have a significant impact on the Company's tax expense in the three and six months ended June 30, 2026 and 2025.

Note 9: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Earnings attributable to common shareholders	448	313	907	747
Less: Dividends declared on preference shares	(1)	(1)	(2)	(2)
Earnings used in consolidated earnings per share	447	312	905	745
Less: (Earnings) loss from discontinued operations, net of tax	(4)	(16)	14	(25)
Earnings used in earnings per share from continuing operations	443	296	919	720

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Weighted-average number of common shares outstanding	438,384,963	450,543,811	441,398,585	450,349,667
Weighted-average number of vested DSUs	115,676	130,015	116,749	131,439
Basic	438,500,639	450,673,826	441,515,334	450,481,106
Effect of stock options and TRSUs	110,735	531,006	193,994	544,701
Diluted	438,611,374	451,204,832	441,709,328	451,025,807

Note 10: Financial Instruments

Thomson Reuters Second Quarter Report 2026

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position are as follows:

June 30, 2026 (millions of U.S. dollars)	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	285	292	-	-	577
Trade and other receivables	1,127	-	-	-	1,127
Other financial assets - current	31	85	-	-	116
Other financial assets - non-current	8	277	184	-	469
Current indebtedness	(1,618)	-	-	-	(1,618)
Trade payables (see note 12)	(170)	-	-	-	(170)
Accruals (see note 12)	(723)	-	-	-	(723)
Other financial liabilities - current(1)(2)	(308)	(10)	-	-	(318)
Long-term indebtedness	(1,323)	-	-	-	(1,323)
Other financial liabilities - non-current(3)	(183)	-	-	(23)	(206)
Total	(2,874)	644	184	(23)	(2,069)

December 31, 2025 (millions of U.S. dollars)	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	276	235	-	-	511
Trade and other receivables	1,143	-	-	-	1,143
Other financial assets - current	10	84	-	-	94
Other financial assets - non-current	10	288	168	-	466
Current indebtedness	(795)	-	-	-	(795)
Trade payables (see note 12)	(147)	-	-	-	(147)
Accruals (see note 12)	(826)	-	-	-	(826)
Other financial liabilities - current(1)	(68)	(40)	-	-	(108)
Long-term indebtedness	(1,328)	-	-	-	(1,328)
Other financial liabilities - non-current(3)	(194)	-	-	(16)	(210)
Total	(1,919)	567	168	(16)	(1,200)

(1)
Includes lease liabilities of $60 million (2025 - $59 million).
(2)
Includes a commitment to repurchase up to $238 million of shares related to the Company’s pre-defined plan with its broker to repurchase the Company's shares during its internal trading blackout period. See note 14.
(3)
Includes lease liabilities of $181 million (2025 - $190 million).

Of total cash and cash equivalents, $126 million and $140 million as of June 30, 2026 and December 31, 2025, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Commercial paper program

The Company’s $2.0 billion commercial paper program provides cost-effective and flexible short-term funding. The carrying amount of outstanding commercial paper of $1,618 million is included in “Current indebtedness” within the consolidated statement of financial position as of June 30, 2026 (December 31, 2025 - $295 million).

Thomson Reuters Second Quarter Report 2026

Credit facility

The Company has a $2.0 billion syndicated credit facility agreement which matures in November 2030 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the credit facility as of June 30, 2026 and December 31, 2025. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at the Term Secured Overnight Financing Rate (“SOFR”)/Euro Interbank Offered Rate (“EURiBOR")/Simple Sterling Overnight Index Average (“SONIA") plus 92 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion.

The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as defined in the credit agreement (total debt plus hedging agreements, less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If the Company were to complete an acquisition with a purchase price of over $500 million, the Company may elect, subject to notification, to temporarily increase the ratio of net debt to EBITDA to 5.0:1 at the end of the quarter within which the transaction closed and for each of the three immediately following fiscal quarters. At the end of that period, the ratio would revert to 4.5:1. As of June 30, 2026, the Company complied with this covenant as its ratio of net debt to EBITDA, as calculated under the terms of its syndicated credit facility, was 0.8:1.

Fair Value

The fair values of cash and cash equivalents, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Current indebtedness” or “Long-term indebtedness” and the carrying amounts of related derivative instruments are included in “Other financial assets” and “Other financial liabilities”, current or non-current, within the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance risk.

The following is a summary of the Company's debt and related derivative instruments that hedge debt:

	Carrying Amount		Fair Value
June 30, 2026 (millions of U.S. dollars)	Primary Debt Instruments	Derivative Instruments	Primary Debt Instruments	Derivative Instruments
Commercial paper	1,618	-	1,620	-
$500 5.85% Notes due 2040	489	3	496	3
$119 4.50% Notes due 2043	113	3	98	3
$350 5.65% Notes due 2043	326	17	344	17
$400 5.50% Debentures due 2035	395	-	405	-
Total	2,941	23	2,963	23
Current portion	1,618	-
Long-term portion	1,323	23

	Carrying Amount		Fair Value
December 31, 2025 (millions of U.S. dollars)	Primary Debt Instruments	Derivative Instruments	Primary Debt Instruments	Derivative Instruments
Commercial paper	295	-	295	-
$500 3.35% Notes due 2026	500	-	498	-
$500 5.85% Notes due 2040	490	-	520	-
$119 4.50% Notes due 2043	114	3	99	3
$350 5.65% Notes due 2043	329	13	353	13
$400 5.50% Debentures due 2035	395	-	417	-
Total	2,123	16	2,182	16
Current portion	795	-
Long-term portion	1,328	16

Thomson Reuters Second Quarter Report 2026

Debt repayment

In May 2026, the Company repaid its $500 million 3.35% notes upon maturity with cash on hand and commercial paper borrowings.

Fixed-to-floating interest rate swaps

As of June 30, 2026, the Company entered into fixed-to-floating interest rate swaps totaling $635 million in notional amount, $225 million of which were entered into during the six months ended June 30, 2026 and $410 million in September 2025. Under these arrangements, the Company receives a fixed rate of interest and pays a floating rate based on SOFR plus a spread. These swaps are designated as fair value hedges for a portion of each of the Company's $500 million principal amount of 5.85% notes due April 2040 ($225 million hedged), $119 million principal amount of 4.50% notes due May 2043 ($80 million hedged) and $350 million principal amount of 5.65% notes due November 2043 ($330 million hedged), covering the remaining term to debt maturity. The swaps were entered into as part of the Company's strategy to manage interest rate risk.

The swaps are reported at fair value in the consolidated statement of financial position with changes in their fair value recorded within “Finance costs, net” in the consolidated income statement. The fair value of the swaps was a liability of $23 million, reported within "Other financial liabilities, non-current", in the consolidated statement of financial position as of June 30, 2026 (December 31, 2025 - $16 million). The change in fair value was a loss of $7 million in the six months ended June 30, 2026.

In addition, the Company has credit support agreements with its counterparties under which one party may call on the other party to post cash collateral when the market value of the swaps exceeds specific thresholds, thus limiting credit exposure. As of June 30, 2026, the Company had a cash collateral receivable of $25 million (December 31, 2025 - $7 million) related to its fixed-to-floating interest rate swaps. Cash flows associated with collateral movements were classified as financing activities in the consolidated statement of cash flow.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

•
Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
•
Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
•
Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

Thomson Reuters Second Quarter Report 2026

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

June 30, 2026 (millions of U.S. dollars)	Level 1	Level 2	Level 3	Total Balance
Assets
Money market accounts and other securities	-	292	-	292
Other receivables(1)	-	-	362	362
Financial assets at fair value through earnings	-	292	362	654
Financial assets at fair value through other comprehensive income(2)	-	-	184	184
Total assets	-	292	546	838
Liabilities
Derivatives used for hedging(3)	-	(23)	-	(23)
Contingent consideration(4)	-	-	(10)	(10)
Financial liabilities at fair value through earnings	-	(23)	(10)	(33)
Total liabilities	-	(23)	(10)	(33)

December 31, 2025 (millions of U.S. dollars)	Level 1	Level 2	Level 3	Total Balance
Assets
Money market accounts and other securities	-	235	-	235
Other receivables(1)	-	-	372	372
Financial assets at fair value through earnings	-	235	372	607
Financial assets at fair value through other comprehensive income(2)	-	-	168	168
Total assets	-	235	540	775
Liabilities
Derivatives used for hedging(3)	-	(16)	-	(16)
Contingent consideration(4)	-	-	(40)	(40)
Financial liabilities at fair value through earnings	-	(16)	(40)	(56)
Total liabilities	-	(16)	(40)	(56)

(1)
Receivables under an indemnification and other arrangements.
(2)
Investments in entities over which the Company does not have control, joint control or significant influence.
(3)
Comprised of fixed-to-floating interest rate swaps on indebtedness maturing in 2040 and 2043.
(4)
Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase, and in 2025, to purchase shares from minority owners of a subsidiary.

As of June 30, 2026, other receivables in level 3 of the fair value measurement hierarchy primarily includes $277 million (December 31, 2025 - $288 million) due from an indemnification arrangement and $85 million (December 31, 2025 - $84 million) in receivables from the sale of the Company's FindLaw business in December 2024. The decrease in the receivable from the indemnification arrangement between June 30, 2026 and December 31, 2025 is primarily comprised of losses recognized from the resolution of a tax dispute. The losses also included impacts from changes in foreign exchange and interest rates associated with the indemnifying party’s credit profile. All such losses are included in “Earnings (loss) from discontinued operations, net of tax”, within the consolidated income statement.

As of June 30, 2026, investments in level 3 financial assets measured at fair value through other comprehensive income was $184 million (2025 - $168 million). The increase between June 30, 2026 and December 31, 2025 was primarily due to additional investments of $19 million and fair value net gains, reflecting pricing from equity funding rounds during the period, which were partly offset by disposals.

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the six months ended June 30, 2026.

Thomson Reuters Second Quarter Report 2026

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•
The fair value of investments predominantly reflect pricing from equity funding rounds;
•
The fair value of receivables due under indemnification and other arrangements primarily considers estimated future cash flows, current market interest rates and non-performance risk;
•
The fair value of contingent consideration liability is calculated based on estimates of future revenue performance or the achievement of certain commercial milestones; and
•
Interest rate swaps are calculated as the present value of the estimated cash flows based on observable yield curves.

Note 11: Other Non-Current Assets

The components of other non-current assets include the following:

	June 30,	December 31,
(millions of U.S. dollars)	2026	2025
Cash surrender value of life insurance policies	387	384
Deferred commissions	98	110
Net defined benefit plan surpluses	101	83
Other non-current assets(1)	119	103
Total other non-current assets	705	680

(1)
Includes a tax receivable from HM Revenue & Customs (“HMRC”) of $94 million and $96 million as of June 30, 2026 and December 31, 2025, respectively (see note 17).

Note 12: Payables, Accruals and Provisions

The components of payables, accruals and provisions include the following:

	June 30,	December 31,
(millions of U.S. dollars)	2026	2025
Trade payables	170	147
Accruals	723	826
Provisions	68	66
Other current liabilities	53	51
Total payables, accruals and provisions	1,014	1,090

Note 13: Provisions and Other Non-Current Liabilities

The components of provisions and other non-current liabilities include the following:

	June 30,	December 31,
(millions of U.S. dollars)	2026	2025
Net defined benefit plan obligations	449	504
Deferred compensation and employee incentives	78	75
Provisions	64	64
Other non-current liabilities	6	13
Total provisions and other non-current liabilities	597	656

Note 14: Capital

Share repurchases – Normal Course Issuer Bid (“NCIB”)

The Company buys back shares (and subsequently cancels them) from time to time as part of its capital strategy. Share repurchases are typically executed under a NCIB program, which is approved by the TSX. The current NCIB program, as amended in February 2026, allows the Company to repurchase up to 16 million common shares between August 19, 2025 and August 18, 2026, of which 6.0 million common shares were repurchased from August through October of 2025. In February 2026, the Company announced its plan to repurchase up to $600 million of its common shares.

Thomson Reuters Second Quarter Report 2026

The Company may repurchase common shares in open market transactions on the TSX, Nasdaq and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or Nasdaq or under applicable law, including private agreement purchases or share purchase program agreement purchases, if the Company receives, if applicable, an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. The price that the Company will pay for common shares in open market transactions will be the market price at the time of purchase or such other price as may be permitted by the TSX.

Details of share repurchases are as follows:

	Three months ended June 30,	Six months ended June 30,
	2026	2026
Share repurchases (millions of U.S. dollars)	100	362
Shares repurchased (number in millions)	1.1	3.6
Share repurchases - average price per share	$91.35	$100.97

There were no share repurchases in the three and six months ended June 30, 2025.

Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such a plan with its broker on March 2, 2026. As a result, the Company recorded a $238 million liability in “Other financial liabilities” within current liabilities as of June 30, 2026 with a corresponding amount recorded in equity in the consolidated statement of financial position. In July 2026, the Company completed its $600 million share repurchase program by repurchasing an additional 2.6 million common shares totaling $238 million (see note 19).

Excise taxes payable totaled $11 million as of June 30, 2026, and are reflected as part of the repurchases of common shares included in the consolidated statement of changes in equity.

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	2026	2025	2026	2025
Dividends declared per common share	$0.655	$0.595	$1.31	$1.19
Dividends declared	284	269	576	536
Dividends reinvested	(9)	(9)	(21)	(17)
Dividends paid	275	260	555	519

Return of capital and share consolidation transactions

On May 4, 2026, the Company returned $605 million to its shareholders and reduced its common shares outstanding by approximately 6.5 million shares through return of capital and share consolidation transactions, which was derived from the May 2024 sales of LSEG shares. The transactions consisted of a special cash distribution of $1.435518 per participating common share and a share consolidation, or “reverse stock split”, which reduced the number of outstanding common shares at a ratio of 1 pre-consolidated share for 0.984560 post-consolidated shares. Shareholders who were subject to income tax in a jurisdiction other than Canada were given the opportunity to opt-out of the return of capital. The share consolidation was proportional to the special cash distribution, and the share consolidation ratio was based on the volume weighted-average trading price of the Company's common shares on the Nasdaq for the five-trading day period immediately preceding the May 4, 2026 effective date. Woodbridge, the Company's principal shareholder, participated in this transaction.

Thomson Reuters Second Quarter Report 2026

Note 15: Supplemental Cash Flow Information

Details of “Other” within the net cash provided by operating activities section in the consolidated statement of cash flow are as follows:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Non-cash employee benefit charges	49	44	102	85
Net (gains) losses on foreign exchange and derivative financial instruments	(6)	49	(14)	58
Fair value adjustments (see note 5)	2	7	(1)	14
Other	(44)	5	(40)	12
	1	105	47	169

Details of “Changes in working capital and other items” within the net cash provided by operating activities section in the consolidated statement of cash flow are as follows:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Trade and other receivables	64	(25)	22	27
Prepaid expenses and other current assets	6	(1)	28	16
Payables, accruals and provisions	50	6	(114)	(239)
Deferred revenue	92	127	6	61
Income taxes	17	11	(11)	(24)
Other	(22)	(11)	(29)	(27)
	207	107	(98)	(186)

Details of income taxes (paid) received are as follows:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Operating activities - continuing operations	(42)	(42)	(159)	(150)
Investing activities	7	-	7	-
Total income taxes paid	(35)	(42)	(152)	(150)

Note 16: Acquisitions

Acquisitions include the purchase of a controlling or a non-controlling interest in a business. Acquisitions also include asset acquisitions for the purchase of other identifiable intangible assets. Acquisitions where control is acquired are integrated into existing operations of the Company to broaden its offerings to customers as well as its presence in global markets. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition.

Acquisition activity

Acquisition consideration is as follows:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Businesses acquired, net of cash	10	-	208	585
Investments in businesses	14	18	26	28
Asset acquisitions	-	-	2	-
Deferred and contingent consideration payments	12	6	12	17
Total	36	24	248	630

Thomson Reuters Second Quarter Report 2026

The following provides a brief description of the most significant acquisitions completed in the six months ended June 30, 2026 and 2025:

Date	Company	Acquiring Segments	Description
February 2026	Noetica, Inc.	Legal Professionals	A New York-based AI-native start-up that transforms transaction-deal data into structured market intelligence for deal professionals.
January 2025	cPaperless, LLC ("SafeSend")	Tax, Audit & Accounting Professionals

A U.S. based cloud-native provider of technology for tax and accounting professionals. SafeSend automates the “last-mile” of the tax return, including assembly, review, taxpayer e-signature, and delivery.

The details of net assets acquired, including purchase price adjustments are as follows:

	Six months ended June 30,	Six months ended June 30,
(millions of U.S. dollars)	2026	2025
	Total	SafeSend
Cash and cash equivalents	24	14
Trade receivables	7	12
Other financial assets	2	-
Prepaid expenses and other current assets	-	2
Current assets	33	28
Property and equipment	1	1
Software	137	225
Other identifiable intangible assets	5	38
Equity method investments	8	-
Other non-current assets	3	1
Total assets	187	293
Payables and accruals	(5)	(4)
Current tax liabilities	(15)	-
Deferred revenue(1)	(1)	(16)
Current liabilities	(21)	(20)
Other financial liabilities	(30)	(1)
Deferred tax	(28)	(49)
Total liabilities	(79)	(70)
Net assets acquired	108	223
Goodwill	207	376
Less: Fair value of previously held investment	(83)	-
Total	232	599
Businesses acquired, net of cash	208	585

(1)
Represents the fair value of deferred revenue, which is computed as the cost of providing services to customers in the post-acquisition period plus a reasonable profit margin. Under IFRS, the acquired deferred revenue is typically lower than the amount the seller recognized.

The excess of the purchase price over the net assets acquired was recorded as goodwill and reflects synergies and the value of the acquired workforce. Relative to the acquisitions completed in the six months ended June 30, 2026 and 2025, the majority of goodwill is not expected to be deductible for tax purposes.

Purchase price allocation

Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

Other

The revenues and operating profit of acquired businesses were not material to the Company’s results of operations.

Thomson Reuters Second Quarter Report 2026

Note 17: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, privacy and data protection matters, defamation matters and intellectual property infringement matters. The outcome of all the matters against the Company is subject to future resolution, including uncertainties of litigation. Litigation outcomes are difficult to predict with certainty due to various factors, including but not limited to: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both trial and appellate levels; and the unpredictable nature of opposing parties. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, the Company performs an expected value calculation to determine its provisions. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances.

Prior to December 31, 2023, the Company paid $430 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (“HMRC”), under the Diverted Profits Tax (“DPT”) regime that collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of its current and former U.K. affiliates. The Company does not believe these current and former U.K. affiliates fall within the scope of the DPT regime. Because the Company believes its position is supported by the weight of law, it intends to vigorously defend its position and will continue contesting these assessments through all available administrative and judicial remedies. As the assessments largely relate to businesses that the Company has sold, the majority are subject to indemnity arrangements under which the Company has been required to pay additional taxes to HMRC or the indemnity counterparty. Payments made by the Company are not a reflection of its view on the merits of the case. As the Company expects to receive refunds of substantially all of the amounts paid pursuant to these notices of assessment, it has recorded substantially all of these payments as non-current receivables from HMRC or the indemnity counterparty, in its financial statements.

Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company, and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Guarantees

The Company has an investment in 3 Times Square Associates LLC (“3XSQ Associates”), an entity jointly owned by a subsidiary of the Company and Rudin Times Square Associates LLC (“Rudin”), that owns and operates the 3 Times Square office building (“the building”) in New York, New York. In May 2025, 3XSQ Associates extended the maturity of its 3-year term loan facility from June 2025 for an additional 2 years to June 2027 and reduced the facility to $385 million from $415 million. The facility was obtained in 2022 to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. Thomson Reuters and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. Thomson Reuters and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, Thomson Reuters and a parent entity of Rudin entered into a cross-indemnification arrangement. The Company believes the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact the Company’s ability to borrow funds under its $2.0 billion syndicated credit facility or the related covenant calculation.

Thomson Reuters Second Quarter Report 2026

Note 18: Related Party Transactions

As of June 30, 2026, the Company’s principal shareholder, Woodbridge (together with its affiliates), beneficially owned approximately 71% of the Company’s common shares.

In the six months ended June 30, 2026, the Company contributed $7 million in cash to 3XSQ Associates pursuant to a capital call.

Except for the above transaction, there were no new significant related party transactions during the first six months of 2026. Refer to “Related Party Transactions” disclosed in note 32 of the Company’s consolidated financial statements for the year ended December 31, 2025, which are included in the Company’s 2025 annual report, for information regarding related party transactions.

Note 19: Subsequent Events

Global Print Transaction

On July 14, 2026, the Company announced a definitive agreement to enter into a joint venture with KKR, a leading global investment firm. As part of the transaction, the Company will sell a 51% stake in its Global Print business to capital accounts advised by KKR and retain a 49% equity interest in the joint venture. The Company expects to receive approximately $500 million in gross proceeds at closing and expects the transaction to close in the fourth quarter of 2026, subject to specified regulatory approvals and customary closing conditions. The Company expects to record a pre-tax gain on the transaction at the time of closing.

The Company will maintain intellectual property rights and full editorial control over its content portfolio. This new joint venture will hold an exclusive license to distribute the content in print and on ProView, Global Print’s eBook platform, under which it will pay the Company a royalty in return. The Company will also provide certain operational services to the joint venture under a multi-year transition services agreement.

As part of the transaction, the Company has agreed to provide certain financial support designed to give KKR a minimum return on its equity investment in the joint venture under certain circumstances.

The Global Print business will be classified as a discontinued operation in the third quarter of 2026 and will no longer be a reportable segment.

Share Repurchases

In July 2026, the Company completed its $600 million share repurchase program announced in February 2026 by repurchasing an additional 2.6 million common shares totaling $238 million. The average price per share was $92.61.